DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR NOVEMBER 6, 2003

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable







                                  FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                 OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    November 6, 2003

3.  Press Release
    -------------

    November 6, 2003

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada - DynaMotive Energy Systems Corporation (DynaMotive) (OTCBB: DYMTF) and Magellan Aerospace Corporation, Orenda division (Orenda) announced the fabrication completion of a 2.5 Mwe BioOil power system for the previously announced bio fuelled combined heat and power project in West Lorne, Ontario. The system comprises a fuel module capable of processing bio oil produced on specification by DynaMotive, heavy hydrocarbon fuels as well as diesel and natural gas and a generation module.

Orenda further announced that the system is being currently installed in its test cell for pre-commissioning and that it intends to fully test the system with various fuel types prior to shipping to West Lorne early in 2004.

DynaMotive and Orenda entered into a joint test program for the purpose of developing bio fuel combined heat and power systems in 1999. DynaMotive developed specific pyrolysis fuel processing capabilities to meet stringent standards established by Orenda for the development of this system. DynaMotive is the first company to meet and exceed these standards for pyrolysis fuels. The cooperative approach of fuel development and product development by Orenda culminated in the development of a price competitive integrated generation system that is to be commercially demonstrated in 2004.

DynaMotive and Orenda, in conjunction with Erie Flooring and Wood Products, Ontario Power Generation, Ramsay Group, Bruks Klokner and UMA Engineering are involved in a project designed to commercially demonstrate an integrated bio-fuelled combined heat and power system in West Lorne, Ontario. The project has support from Sustainable Development Technology Canada (SDTC) subject to contract negotiations.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 6th day of November, 2003


                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)   "Richard C.H. Lin"
                                      Richard C.H. Lin
                                      Chairman












IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.














DYNAMOTIVE ENERGY SYSTEMS CORPORATION           News Release-November 6, 2003

              DynaMotive and Orenda Announce Fabrication Completion
                       of 2.5 Mwe Power System for
             Erie Flooring Combined Heat and Power Bio Fuel Project.

Vancouver, BC, Canada - DynaMotive Energy Systems Corporation (DynaMotive) (OTCBB: DYMTF) and Magellan Aerospace Corporation, Orenda division (Orenda) announced the fabrication completion of a 2.5 Mwe BioOil power system for the previously announced bio fuelled combined heat and power project in West Lorne, Ontario. The system comprises a fuel module capable of processing bio oil produced on specification by DynaMotive, heavy hydrocarbon fuels as well as diesel and natural gas and a generation module.

Orenda further announced that the system is being currently installed in its test cell for pre-commissioning and that it intends to fully test the system with various fuel types prior to shipping to West Lorne early in 2004.

DynaMotive and Orenda entered into a joint test program for the purpose of developing bio fuel combined heat and power systems in 1999. DynaMotive developed specific pyrolysis fuel processing capabilities to meet stringent standards established by Orenda for the development of this system. DynaMotive is the first company to meet and exceed these standards for pyrolysis fuels. The cooperative approach of fuel development and product development by Orenda culminated in the development of a price competitive integrated generation system that is to be commercially demonstrated in 2004.

DynaMotive and Orenda, in conjunction with Erie Flooring and Wood Products, Ontario Power Generation, Ramsay Group, Bruks Klokner and UMA Engineering are involved in a project designed to commercially demonstrate an integrated bio-fuelled combined heat and power system in West Lorne, Ontario. The project has support from Sustainable Development Technology Canada (SDTC) subject to contract negotiations.

DynaMotive and Orenda further emphasized the support provided by Technology Partnership Canada in the development of their respective proprietary technologies, Technology Partnerships Canada is a key element in the Canadian government's innovation strategy. It leverages private sector investments in research, development and innovation in critical, leading-edge technologies.

"This is a major milestone in the technical and commercial development of our combined technologies." said Andrew Kingston, President and CEO of DynaMotive. "Being able to witness first hand the shipping of the complete generation package to the state of the art testing facility at Orenda's plant was a momentous circumstance and I wish to express my congratulations to Mr. Frank Button and all parties involved in the development process for their achievement and their determination to take this project to completion. I look forward to its commissioning and entering the commercialization phase of our joint technologies."

SDTC is a $350M investment fund established by the Government of Canada through the Departments of Natural Resources Canada and Environment Canada, to further the development and demonstration of innovative technology solutions to reduce greenhouse gas emissions and improve air quality. SDTC's mandate is to act as the primary catalyst in building a sustainable development infrastructure in Canada. The Foundation operates as an arm's length, not-for profit Corporation with fifteen Directors on its Board. Technology Partnerships Canada, a key instrument of Canada's Innovation Strategy, makes strategic, conditionally repayable investments in great Canadian ideas, which are the currency for success in the 21st century. Technology Partnerships Canada's critical and timely investments in research and development promote innovation, commercialization, sustainable development and increased private sector investment, while enhancing the quality of life for all Canadians.

Orenda is a division of Magellan Aerospace Corporation and is a recognized leader in the aerospace industry. Orenda has an established reputation in power and propulsion technologies, with core competencies in gas turbine engine repair and overhaul, component manufacturing for turbine OEMs, industrial power packages and advanced energy systems

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries and to economically convert them into a renewable and environmentally friendly fuel known as BioOil and char, establishing such residues as renewable and environmentally friendly energy reserves.

For more information on Technology Partnerships Canada:
Tel:1-800-266-7531   Fax: (613) 954-9117  Email: www.tpc.ic.gc.ca

For more information on Sustainable Development Technology Canada, please contact:
Andree Mongeon, Communications Director
Tel: 613. 234.6312 ext. 224,
E-mail: a.mongeon@sdtc.ca
Website: www.sdtc.ca

For more information on Orenda, please call:
Frank Button, VP and General Manager Magellan Aerospace Repair, Overhaul and
Industrial:
Tel: 905-673-3250 ext. 3445

For more information on DynaMotive, please call:
Corporate Communications                          Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268     Fax: (604) 267-6005
Email: investor@DynaMotive.com                    Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                                     Managing Director
Tel: (44) 0207 550 3872                           Fax:  (44) 0207 409 2304

or US  enquiries, contact:
James Acheson              Chief Operating Officer
DynaMotive Corporation     Tel: (323) 460-4900
Fax:  (323) 465-2617       Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.